June 20, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Re:                             Guess?, Inc.

Form 10-K for fiscal year ended January 29, 2011

Filed March 28, 2011

File No. 001-11893

Dear Ms. Jenkins,

On behalf of Guess?, Inc (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 24, 2011 regarding the Company’s above-referenced Form 10-K (the “Form 10-K”). Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.

Comment:

Notes to Consolidated Financial Statements, page F-7

(1) Summary of Significant Accounting Policies and Practices, page F-7

Loyalty Programs, page F-9

1.              We note that you changed your policy and recognized $6.7 million of revenues due to a new approach to estimate the value of future award redemptions under your loyalty programs by incorporating historical redemption rates. Considering your loyalty programs were launched in July 2009, August 2008, September 2007

Securities and Exchange Commission

June 20, 2011

and two were merged in May 2009, please explain to us how you determined that you had sufficient historical redemption data to make reasonable and objective estimates. In addition, disclose in future filings the redemption rates assumptions and average actual redemption patterns for each of your loyalty programs.

Response:

The Company launched customer loyalty programs for its G by GUESS, GUESS? and GUESS by MARCIANO stores in July 2009, August 2008 and September 2007, respectively. The GUESS? and GUESS by MARCIANO loyalty programs were merged in May 2009. Under the programs, customers accumulate points based on purchase activity. Once a loyalty program member achieves a certain point level, the member earns awards that may only be redeemed for merchandise. In all of the programs, unredeemed points generally expire after six months and unredeemed awards generally expire after two months. These relatively short life cycles of points and awards have allowed the Company to analyze multiple cycles of redemption history and determine a reliable redemption pattern in a shorter time frame than might otherwise be expected for programs with longer award life cycles.

Prior to the fourth quarter of fiscal 2011 (which ended January 29, 2011), the Company determined that it had not yet accumulated sufficient data to reliably estimate the amount of loyalty points and awards that would ultimately be redeemed. Therefore, all unexpired, unredeemed points and awards were accrued at full value in current liabilities and recorded as a reduction of net sales as points and awards were accumulated by the member. In January 2011, having completed a second peak holiday selling season since the inception of the G by GUESS loyalty program (July 2009) and since the merger of the GUESS? and GUESS by MARCIANO loyalty programs (May 2009), the Company completed an analysis of loyalty program data and determined that it then had sufficient data to make reasonable and objective estimates of points and awards that would ultimately be redeemed. Therefore, in the fourth quarter of fiscal 2011, the Company recorded a cumulative adjustment of $6.7 million to adjust the current liability balance to an amount reflecting estimated future redemptions.

The Company views the determination of the loyalty program accrual as similar to other accruals where uncertainty exists and historical data is required to be accumulated before an accurate liability can be determined (i.e. sales return reserves, warranties). This approach differs from gift card accounting where more long-term timelines have been prescribed due to the nature of typical gift card programs discussed further below. In the Company’s most recent Quarterly Report on Form 10-Q, filed with the Commission on June 7, 2011, the Company has provided additional disclosure to more clearly describe the loyalty programs, including information concerning the short life cycles of points and awards, as more fully set forth below:

Securities and Exchange Commission

June 20, 2011

“Loyalty Programs

The Company launched customer loyalty programs for its G by GUESS, GUESS? and GUESS by MARCIANO stores in July 2009, August 2008 and September 2007, respectively. The GUESS? and GUESS by MARCIANO loyalty programs were merged in May 2009. Under the programs, customers accumulate points based on purchase activity. Once a loyalty program member achieves a certain point level, the member earns awards that may only be redeemed for merchandise. In all of the programs, unredeemed points generally expire after six months and unredeemed awards generally expire after two months. Due to the relative newness of the programs, prior to the fourth quarter of fiscal 2011, all unexpired, unredeemed points and awards were accrued in current liabilities and recorded as a reduction of net sales as points and awards were accumulated by the member. In the fourth quarter of fiscal 2011, based on the accumulation of multiple cycles of actual redemptions experienced since inception of the programs, the Company revised its approach to estimate the value of future award redemptions under the existing loyalty program by incorporating these historical redemption rates. In connection with this revision, the Company recorded a cumulative adjustment of $6.7 million in the fourth quarter of fiscal 2011 to increase net revenue and to adjust the current liability balance to an amount reflecting estimated future award redemptions. The aggregate dollar value of the loyalty program accruals included in accrued liabilities was $2.5 million and $2.7 million at April 30, 2011 and January 29, 2011, respectively. Future revisions to the estimated liability may result in changes to net revenue.”

The Company acknowledges the Commission’s additional request to disclose in future filings the redemption rates assumptions and average actual redemption patterns for the loyalty programs. The Company, however, does not believe that the accounting and disclosure for loyalty programs should be treated the same as the accounting and disclosure generally associated with gift card programs. The disclosure of “breakage rates” for gift card programs is important as they have redemption periods that can span several years since they do not expire. In addition, in gift card programs, a company receives cash from a customer who purchases a gift card and determines that a portion of the purchased gift card will not be redeemed. As a result, the company recognizes a portion of the cash received into income. However, there is always a risk that the gift card is ultimately redeemed by the customer resulting in a reversal of that income in future years. This differs significantly from the Company’s loyalty programs, where the lives of the points and awards are much shorter, eliminating the risk of multiple years of potential exposure to its estimated accrual. In addition, in the Company’s loyalty programs, the customer has not specifically purchased points or awards and the Company has not received any additional cash proceeds. Accordingly, the Company believes that disclosure of long-term breakage rates for the Company’s loyalty programs is not

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particularly relevant or meaningful for readers. Further, since the estimated redemption balances were only $2.5 million and $2.7 million as of April 30, 2011 and January 29, 2011, respectively, the Company does not believe that the immaterial balances warrant additional detailed disclosure.

Comment:

(10) Supplemental Executive Retirement Plan, page F-23

2.              We note you recorded $5.8 million charge as a curtailment loss related to the accelerated amortization of prior service cost resulting from the departure of Mr. Alberini from the company. Please disclose if there were any termination payments made to Mr. Alberini. In addition, please tell us the method used to amortize prior service amounts and net actuarial losses. Please provide and include in future filings the required disclosure of a reconciliation of beginning and ending balances of the benefit obligation pursuant to ASC 715-20-50-1(a), or tell us why the disclosure is not necessary.

Response:

In the Company’s most recent Quarterly Report on Form 10-Q, filed with the Commission on June 7, 2011, the Company has provided additional disclosure to clarify that Mr. Alberini did not receive any termination payments in connection with his departure.

With respect to the method used to amortize prior service amounts related to the Supplemental Executive Retirement Plan (“SERP”), the Company amortizes the prior service cost as a component of net periodic pension cost over the average remaining service period of employees expected to receive benefits under the SERP, as allowed by ASC 715-30-35-13 (i.e. “the straight-line method”).

With respect to the method used to amortize net actuarial losses, the Company recognizes actuarial losses as a decrease in other comprehensive income as they arise. The amortization of a net actuarial loss included in accumulated other comprehensive income to net periodic pension cost occurs for a particular year if, as of the beginning of the year, that net loss exceeds 10% of the projected benefit obligation. Note that the SERP is a non-qualified plan, and as such, is not required to be funded and no comparison is made to any assets that would impact the amortization. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active employees expected to receive benefits under the SERP as allowed by ASC 715-30-35-24 through 27.

While the existing tabular disclosures on pages F-24 and F-25 of the Form 10-K provide all the components required to reconcile the beginning and ending balances of the benefit obligation, the Company acknowledges that providing the reconciliation of the

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beginning and ending balances in future annual filings would be appropriate and undertakes to do so. However, since the reconciliation was not provided in the previous Form 10-K, the Company has provided the reconciliation in its most recent Quarterly Report on Form 10-Q, filed with the Commission on June 7, 2011.

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In connection with the above comments and our response, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (213) 765-3630, by facsimile at (213) 765-0911 or by email at jmiller@guess.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Jason T. Miller

Jason T. Miller
Assistant General Counsel
Guess?, Inc.

cc:	Edwin Kim
U.S. Securities and Exchange Commission

Steve Lo
U.S. Securities and Exchange Commission

Nasreen Mohammed
U.S. Securities and Exchange Commission

Dennis R. Secor
Senior Vice President and Chief Financial Officer
Guess?, Inc.